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                                      October 14, 2005


VIA EDGAR


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

ATTENTION:   Jill S. Davis, Branch Chief

             Re: Response Submitted in the Matter of EnCana Corporation's 2004 40-F for Fiscal Year Ended December 31, 2004
                   (File No. 1-15226)
                   --------------------------------------------------------

Ladies and Gentlemen:

             On behalf of our client, EnCana Corporation ("EnCana") and in response to a comment letter dated October 6, 2005 (the "COMMENT LETTER") from the staff (the "STAFF") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "COMMISSION"), EnCana has asked us to submit to you its responses to the Comment Letter (the "RESPONSES") relating to its annual report on Form 40-F for the fiscal year ended December 31, 2004. Attached as ANNEX A hereto, please find the Responses.



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IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY
THE IRS, WE INFORM YOU THAT ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF (I) AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE OR (II) PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY TRANSACTION OR MATTER THAT IS CONTAINED IN THIS DOCUMENT.
--------------------------------------------------------------------------------

U.S. Securities and Exchange Commission                                  Page 2


             The contact information of the responsible representative at EnCana is Mr. John D. Watson, Executive Vice-President & Chief Financial Officer, 1800-855 2nd Street, S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5.

             In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

             If the Staff wishes to discuss this letter or the attached documents, please contact Mr. Watson or me at (212) 373-3078.

                                           Very truly yours,


                                           /s/ Andrew J. Foley
                                           -------------------
                                           Andrew J. Foley


cc:      John D. Watson
         Gary Molnar
            EnCana Corporation

                                                                         ANNEX A
                                                                         -------



                                  See Attached.

                                COMPANY RESPONSES
                                -----------------

              The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company's responses to the Staff's comments are as follows:

GENERAL

Form 40-F for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved
---------------------------------------------------------------------------
Oil and Gas Reserves, Page 24
-----------------------------

        1. We have reviewed your response to prior comment number one and are unable to agree with your conclusion. As previously noted, the subtotal Undiscounted pre-tax cash flows is not contemplated by SFAS 69, as noted in Illustration 5 of the statement. Accordingly, we reissue our prior comment in its entirety.

Response to Comment 1
---------------------

             EnCana believes that SFAS 69 does not preclude the subtotal "Undiscounted pre-tax cash flows" and the disclosure of such a subtotal is beneficial to investors. However, to be responsive to staff's comment, EnCana proposes to remove such subtotal from all applicable future filings.

Note 1. Summary of Significant Accounting Policies, page 6
----------------------------------------------------------

A) Principles of Consolidation, page 6
--------------------------------------

        2. We have reviewed your response to prior comment number three. We note your interpretation that Canadian GAAP, unlike EITF 00-01 for US GAAP, has a broad definition of joint venture activity and as a result there are certain types of entities and arrangements that are permitted to be proportionately consolidated under Canadian GAAP that would not be under US GAAP. We also note your conclusion that Item 17(c)(2)(vii) is not applicable to you, based on your determination that there is no US GAAP reconciling item. Please clarify, if true, that the entities that you proportionately consolidate under Canadian GAAP have the characteristics both in terms of the industry and scope of operations and the legal form and elements of shared control contemplated by EITF 00-1. Additionally, as previously requested, please expand your accounting policy to identify the legal form of each entity and the nature of the activities in which the entity being proportionately consolidated is engaged. To the extent that differences exist between Canadian and US GAAP in your use of proportionate consolidation, please expand your reconciliation to US GAAP disclosure to identify this as a reconciling item or explain that you have relied on an accommodation in Form 20-F and identify the factors that you satisfied to avail yourself of this accommodation.


Response to Comment 2
---------------------

             PLEASE CLARIFY, IF TRUE, THAT THE ENTITIES THAT YOU PROPORTIONATELY CONSOLIDATE UNDER CANADIAN GAAP HAVE THE CHARACTERISTICS BOTH IN TERMS OF INDUSTRY AND SCOPE OF OPERATIONS AND THE LEGAL FORM AND ELEMENTS OF SHARED CONTROL CONTEMPLATED BY EITF-00-01.

             The following is information on the scope of operations and legal form of EnCana's entities that are proportionately consolidated under Canadian GAAP. Substantially all items that are proportionately consolidated in EnCana's consolidated financial statements are undivided interests in jointly controlled assets, all related to the production of crude oil and natural gas, held by various wholly owned subsidiaries.

             Additionally, in its consolidated financial statements for the fiscal year ended December 31, 2004, EnCana proportionately consolidated two entities, both of which are unincorporated partnerships that carry on an active business of marketing natural gas liquids. These two partnerships are not material in relation to the EnCana consolidated financial statements. Collectively, they contain less than 0.3% of EnCana's total assets and less than 0.5% of EnCana's net earnings.

             The operating, investing and financing activities of these entities were determined in accordance with the partnership agreements. The significant financial policies of these entities were determined in conjunction with the other equity owner. As a partner in these unincorporated partnerships, EnCana holds an undivided interest in the assets, is proportionately liable for liabilities and no other separate legal entity exists. Accordingly, these two entities that EnCana proportionately consolidated in its consolidated financial statements for the fiscal year ended December 31, 2004 have the characteristics contemplated by EITF 00-01, as previously described.

             ADDITIONALLY, AS PREVIOUSLY REQUESTED, PLEASE EXPAND YOUR ACCOUNTING POLICY TO IDENTIFY THE LEGAL FORM OF EACH ENTITY AND NATURE OF THE ACTIVITIES IN WHICH THE ENTITY BEING PROPORTIONATELY CONSOLIDATED IS ENGAGED.

             In order to be responsive to the staff's comment, EnCana proposes to expand the note on "Principles of Consolidation" under EnCana's "Summary of Significant Accounting Policies" in the December 31, 2005 consolidated financial statements and all future filings as applicable, with wording substantially similar to the following (the text below has been marked to show changes from the note disclosure relating to "Principles of Consolidation" in the Form 40-F for EnCana's 2004 fiscal year):

             Principles of Consolidation

             The Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries ("EnCana" or the "Company") and are presented in accordance with Canadian generally accepted accounting principles. Information prepared in accordance with generally accepted accounting principles in the United States is included in Note 20.

             Investments in jointly controlled partnerships and unincorporated joint ventures carry on encana's exploration and production activity and are accounted for using the proportionate consolidation method, whereby encana's proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

             Investments in companies and partnerships in which EnCana does not have a direct or joint control over the strategic operating, investing and financing decisions, but does have significant influence on them, are accounted for using the equity method.

             TO THE EXTENT THAT DIFFERENCES EXIST BETWEEN CANADIAN AND US GAAP IN YOUR USE OF PROPORTIONATE CONSOLIDATION, PLEASE EXPAND YOUR RECONCILIATION TO US GAAP DISCLOSURE TO IDENTIFY THIS AS A RECONCILING ITEM OR EXPLAIN THAT YOU HAVE RELIED ON AN ACCOMMODATION IN FORM 20-F AND IDENTIFY THE FACTORS THAT YOU SATISFIED TO AVAIL YOURSELF OF THIS ACCOMMODATION.

             EnCana acknowledges that differences exist between Canadian and U.S. GAAP with respect to proportionate consolidation. However, EnCana did not, in its consolidated financial statements for the fiscal year ended December 31, 2004, proportionately consolidate any entity that created differences between Canadian and U.S. GAAP in the use of proportionate consolidation. If, in the future, EnCana has an entity that creates this difference in its consolidation, EnCana's U.S. GAAP reconciliation note will be expanded as requested.